November 10, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stereotaxis, Inc. Registration Statement on Form S-1

(Commission File No. 333-214255)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Stereotaxis, Inc. (the “Company”) hereby requests that the registration statement referred to above be declared effective on Tuesday, November 15, 2016 at 3:00 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Martin C. Stammer

By: Martin C. Stammer

Chief Financial Officer

cc: Todd M. Kaye

Bryan Cave LLP